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ENEXI HOLDINGS, INC.
39012 Carriage Way
Palmdale, California 93551

AMENDMENT NO. 1 TO
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about April 23, 2002, by eNexi Holdings, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.0001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of two new members to the Company's Board of Directors.

        On April 12, 2002, the Company entered into an Agreement and Plan of Merger with Caiban Holdings, a Delaware corporation wholly-owned by the Company ("Subsidiary"), Caiban Enterprises, Inc., a California corporation ("Caiban"), Shannon T. Squyres ("Squyres"), Steven D. Hargreaves ("Hargreaves"), Michael Kwok ("Kwok"), and Harry Radie ("Radie") (Squyres, Hargreaves, Kwok and Rudie collectively referred to as the "Caiban Stockholders"). Pursuant to the terms of the Agreement and Plan of Merger which closed on April 23, 2002, Subsidiary acquired all of the issued and outstanding shares of capital stock of Caiban from the Caiban Stockholders in exchange for an aggregate of 39,176,000 newly issued shares of the Company's common stock (the "Acquisition"). Concurrently with the Acquisition, Caiban was merged with and into Subsidiary. As a condition to the Acquisition, the Company's directors prior to the transaction are required to appoint Squyres and Hargreaves as members of the Company's Board of Directors. Larry Mayle and Roger Miller, the Company's current members of the Board of Directors, will resign effective as of the appointment of Squyres and Hargreaves.

        This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Messrs. Squyres and Hargreaves.

        The information contained in this Information Statement concerning Caiban and Messrs. Squyres and Hargreaves has been furnished to the Company by Caiban. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

        The Common Stock is the only class of voting securities of the Company outstanding. As of April 23, 2002, there were 48,908,864 shares outstanding and entitled to one vote per share. There are no shares of Preferred Stock of the Company outstanding.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

    •
    each person known to beneficially own more than five percent of the Common Stock;

    •
    each director of the Company (including proposed directors); and

    •
    all directors and executive officers as a group.

Name and Address of Beneficial Owner	Shares of Common Stock		Percent of Class
Steven D. Hargreaves c/o Genesis Partners 1920 Main Street, Suite 980 Irvine, CA 92614	19,750,360	(1)	39.8%
Shannon T. Squyres c/o Genesis Partners 1920 Main Street, Suite 980 Irvine, CA 92614	19,750,360	(2)	39.8%
All officers and directors, after completion of the Acquisition (2 persons)	39,500,720		78.4%
Larry Mayle 39012 Carriage Way Palmdale, California 93551	2,757,707		5.6%

(1)
Includes 750,000 stock options exercisable at $0.165 until May 6, 2007.

(2)
Includes 750,000 stock options exercisable at $0.165 until May 6, 2007.

        The table above includes all securities that the individuals have a right to acquire within 60 days.

Directors And Executive Officers

        The following sets forth the name, age and positions, of the Company's officers and directors prior to the Acquisition. Also set forth below is information as to the principal occupation and background for such persons.

        Larry Mayle co-founded eNexi and has served as its Co-Chairman and Chief Executive Officer since its formation in May 1999. In August of 2000, Mr. Mayle was appointed Chief Financial Officer of eNexi. During the five years prior to co-founding eNexi, Mr. Mayle owned and managed Rally Chevrolet and other General Motors' dealerships in Southern California, where he developed automated management systems for the operation of his dealerships. Mr. Mayle holds a Bachelor of Science degree from the University of Southern California.

        Dr. Roger LeRoy Miller co-founded eNexi and has served as its Co-Chairman and President since its formation in May 1999. During the five years prior to founding eNexi, Dr. Miller owned and managed Unicor, Inc., a Florida corporation that provides manuscripts and marketing materials for college textbooks in economics, business law and political science. Through Unicor, Dr. Miller developed interactive CD-ROM and Web-based educational systems for several publishers, including HarperCollins, West and McGraw-Hill. Dr. Miller holds a Ph.D. in economics and business from the University of Chicago and a Bachelor of Arts degree in economics from the University of California at Berkeley.

Appointment of New Directors

        The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the Company will take all action necessary to cause Steven D. Hargreaves and Shannon T. Squyres to be appointed to the Board of Directors. Set forth below is certain information with respect to Messrs. Hargreaves and Squyres:

        Steven D. Hargreaves, 43, will become a director, President and Chief Financial Officer of the Company. From 1993 to the present, Mr. Hargreaves has been a Managing Director of Genesis Partners, an investment management firm involved in all aspects of equity investments. Prior to co-founding Genesis Partners, Mr. Hargreaves was employed as a senior equity research analyst for Dean Witter Reynolds in New York from 1992 to 1993. Mr. Hargreaves began his professional career as a Certified Public Accountant having worked for firms Arthur Andersen and Ernst & Whinney. Mr. Hargreaves graduated from the University of Southern California in 1991 with a Masters of Business Administration concentrating in Finance and from California State University, Long Beach in 1983 with a Bachelor of Science in Business Administration.

        Shannon T. Squyres, 42, will become a director, Chief Executive Officer and Secretary of the Company. From 1987 to the present, Mr. Squyres has been President of Market Pathways Financial Relations Incorporated, a financial relations consulting firm working with publicly traded companies. Before founding Market Pathways Financial Public Relations in 1987, he was a partner and director of stockbroker relations for the Newport Beach, CA firm of Investor Communication Systems where he established and organized regional offices in Chicago, New York, Portland and San Francisco. Mr. Squyres has worked with companies in such diverse industries as: automotive airbags, military ordnance, dental supplies and services, specialty medical products, energy efficiency services, steel manufacturing, cable television operations, entertainment and multimedia production, sports franchising, mortgage banking, educational products and services, snack foods, pet products, consumer electronics, and computer software, hardware and services. He earned his B.A. in Communications/Public Relations from California State University, Fullerton.

Board of Directors Information

        The Company does not have an audit, nominating or compensation committee.

        The Board of Directors of the Company held two meetings during the last fiscal year. All directors attended at least 75% of all Board of Directors' meetings. No director resigned or declined to stand for re-election due to a disagreement with the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

        Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended September 30, 2001, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

        The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION REVIEW

Name and Principal Position	Year		Salary ($)			Annual Bonus	All Other Compensation			Long Term Compensation Awards/Securities Underlying Options(#)
Larry Mayle Chief Executive Officer, Chief Financial Officer & Co-Chairman	2001 2000 1999	(4)	$ $	127,500 110,625 —	(3)	— — —		— — —		— — —
Roger Miller President, Co-Chairman	2001 2000 1998	(6)		— — —	(5) (7)	— — —	$	— 10,000 —	(8)	— — —

(3)
Mr. Mayle waived his salary beginning on September 15, 2001, for a total of $52,500 in salary waived for fiscal 2001.

(4)
Services began May 19, 2000.

(5)
Mr. Miller waived all salary for 2001 for a total of $120,000 waived for fiscal 2001.

(6)
Services began May 19, 2000.

(7)
Mr. Miller waived all salary for 2000 for a total of $65,000 waived for fiscal 2000.

(8)
Represents a $10,000 payment for services rendered paid to Unicor Inc., a consulting company beneficially owned by Mr. Miller.

Employment Arrangements

        On May 19, 2000, we entered into one-year employment agreements with Messrs. Mayle and Miller providing annual salaries of $180,000 and $120,000 respectively, and other customary benefits and provisions. As noted in the table above, payments on Mr. Mayle's agreement was suspended as of September 15, 2001 and payments on Mr. Miller's agreement was entirely forgone by Mr. Miller.

Option Grants

        No option grants were made to the named Executive Officers during fiscal year ended December 31, 2001. No option exercises were made by the named Executive Officers during fiscal year ended December 31, 2001, and no executive officer held unexercised options as of that date.

Employee Stock Option Plan

        Our Board of Directors adopted the 2000 Employee Stock Option Plan. Under the 2000 plan, 1,500,000 shares of common stock have been authorized for issuance as Incentive Stock Options or Non-Incentive Stock Options. The 2000 plan anticipates qualifying under Section 423 of the Internal Revenue Code of 1986, as an "employee stock purchase plan." Under the 2000 plan, options may be granted to our key employees, officers, directors or consultants.

        The purchase price of the common stock subject to each Incentive Stock Option shall not be less than the fair market value (as determined in the 2000 Plan), or in the case of the grant of an Incentive Stock Option to a principal stockholder, not less that 110% of fair market value of such common stock at the time such option is granted. The purchase price of the common stock subject to each Non-Incentive Stock Option shall be determined at the time such option is granted, but in no case less than 85% of the fair market value of such shares of common stock at the time such option is granted.

        The 2000 plan shall terminate 10 years from the earlier of the date of its adoption by the Board of Directors or the date on which the 2000 plan is approved by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon, and no option shall be granted after termination of the 2000 plan. Subject to certain restrictions, the 2000 plan may at any time be terminated and from time to time be modified or amended by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable laws of the State of Delaware.

        The 2000 plan was approved by our shareholders on May 25, 2000. All 1,500,000 options have been issued under the 2000 plan.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENEXI HOLDINGS, INC.
Date: May 24, 2002		/s/ STEVEN D. HARGREAVES
	BY:	Steven D. Hargreaves,
	ITS:	President, Chief Financial Officer

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CERTAIN INFORMATION REGARDING THE COMPANY
SIGNATURES